Exhibit 99.1
With regards to the distribution of a dividend on April 17, 2014, the Company provides the following data regarding the calculation of the rate of tax being withheld at source from the dividend:

Source	% of Dividend	Individual Tax %	Corporations Tax %	Foreign Resident Tax %
Regular Income	52.99283	25	0	25
Benefited Enterprise	47.00717	15	15	15

Weighted tax: individuals 20.29928%, corporations 7.05108%, foreign residents 20.29928%.